UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 28, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated March 28, 2018, regarding the incorporation of joint payment company, Meal Card Company and establishment of a foundation.

Istanbul, March 28, 2018

Announcement Regarding the Incorporation of Joint Payment Company, Meal Card Company and Establishment of a Foundation

The following was resolved by the Board of Directors of the Company convened today;

•
Our Company’s subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“TÖHAŞ”) and/or any other Turkcell Group company to participate as a founding shareholder in the incorporation of “Joint Payment Company” which will be established together with private and public companies in order to carry out system operating activities as well as other activities allowed by the Law numbered 6493, within the scope of the operating permit to be obtained from the Central Bank of the Republic of Turkey,

•
Incorporation of a meal card company by our Company’s subsidiary TÖHAŞ and/or other related Turkcell Group company together with private and public companies with the condition of holding equal shareholding ratios,

•
Establishing a foundation under the title of “Turkcell Vakfı” with the aim of carrying out our Company’s and its subsidiaries’ social responsibility activities in a more comprehensive and competent manner as well as to decrease the administrations’ burden to provide public services.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 28, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 28, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President